20010656

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68062

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SpiderRock EXS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 South Riverside Plaza, Suite 2350
(No. and Street)

Chicago (City) Illinois (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska LLP, Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

141 West Jackson Boulevard, Suite 2250 (Address) Chicago (City) Illinois (State) 60604 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charmaine Morton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SpiderRock EXS LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
MELISSA URBANSKI
Notary Public – State of Illinois
My Commission Expires June 27, 2022

Notary Public

Signature

Financial Operations Officer
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

R&J

RYAN & JURASKA LLP
Certified Public Accountants
141 West Jackson Boulevard
Chicago, Illinois 60604
Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of SpiderRock EXS, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of SpiderRock EXS, LLC (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of SpiderRock EXS, LLC as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of SpiderRock EXS, LLC's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to SpiderRock EXS, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as SpiderRock EXS, LLC's auditor since 2018.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Ryan & Juraska LLP

Chicago, Illinois
February 24, 2020

SpiderRock EXS LLC

Statement of Financial Condition
December 31, 2019

ASSETS		
Cash	$	2,850,597
Accounts receivable		1,699,367
Receivables from affiliates		70,225
Deposit with clearing broker		247,474
Furniture, equipment & leasehold, net		669,530
Right of use		1,517,884
Other assets		268,516
Total Assets	**$**	**7,323,593**
LIABILITIES & MEMBER'S EQUITY		
Due to affiliate	$	306,419
Accounts payable & accrued expenses		215,975
Lease liability		1,678,386
Total Liabilities		2,200,780
Member's equity		5,122,813
TOTAL LIABILITIES & EQUITY	**$**	**7,323,593**

The accompanying notes are an integral part of these financial statements

SpiderRock EXS LLC

Notes to Financial Statements

Note 1: Nature of operations and significant accounting policies

Nature of operations: SpiderRock EXS LLC (the Company) is registered as a broker-dealer with the Securities Exchange Commission (SEC), is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and is a registered Independent Introducing Broker with the National Futures Association (NFA). The Company is a provider of trading technology, software and connectivity for order entry. The Company has fully disclosed clearing arrangement with Lek Securities.

The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities Exchange act of 1934 and accordingly is exempt from the remaining provisions of that rule. The requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The users of the platform maintain a direct relationship with the clearing broker of their choice, and the Company does not accept, hold, or transmit customer funds or securities. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

The Company was organized as a limited liability company on July 30, 2008 and is wholly owned by SpiderRock Holdings LLC. The operating agreement provides that the Company will continue until dissolved pursuant to the agreement.

A summary of the Company's accounting policies is as follows:

Accounting policies: The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (FASB), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounts receivable: Receivables are stated as the amounts billed to users of the trading platform and are reduced by management's best estimate of the amounts that will not be collected.

Furniture, equipment, & leasehold improvements: Furniture, equipment, & leasehold improvements are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method based on estimated useful lives of depreciable assets. Assets are tested for impairment whenever events or circumstances indicate the carrying value may be permanently impaired.

Note 1: Nature of operations and significant accounting policies (continued)

Accounting for leases: In February 2016, the FASB amended the guidance on accounting for leases. The new guidance required lessees to recognize right-of-use (ROU) and lease liabilities for the rights and obligations created by all qualifying leases. The recognition, measurement and presentation of expenses and cash flows arising from a lease by a lessee remains substantially unchanged and depends on classification as a finance or operating lease. The Company adopted the new guidance beginning on January 1, 2019 and elected to use the effective date as the date of initial application. At adoption the Company recognized lease liabilities of $1,809,101 representing the value of the remaining fixed lease payments. Changes in lease liabilities are based on current period interest expense and cash payments. The Company also recognized ROU assets of $1,673,148 at adoption, which represents the measurement of the lease liabilities, payments, direct costs and lease incentives received.

Revenue recognition: The Company recognizes revenue in accordance with ASC Topic 606 Revenue from Contracts with Customers, effective in 2018. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time. Platform Usage Fees: The company facilitates execution of all U.S. listed equities and equity/index options via low latency infrastructures directly connected to all equity and options exchanges as well as selective dark pools, via the company's proprietary trading platform. Clients are assessed platform fees on a per trade basis when using the company's platform. The fees are recorded on the trade date and invoices are typically issued to the client monthly. The company believes the performance obligation is met at that time, and the client has an opportunity to confirm the invoiced activity with their respective clearing or back office resources.

Income taxes: The Company is a limited liability company and not subject to income tax examinations by major taxing authorities for the years before 2016. Any member is individually responsible for its allocable portion of taxation of income or loss of the Company and therefore no provision for taxes is made in the accompanying financial statements.

The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are more likely than not to be sustained when challenged or when examined by the applicable tax authority. Tax positions not deemed to meet the more likely than not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ending December 31, 2019, management has determined that there are no material uncertain income tax positions.

Notes to Financial Statements

Note 1: Nature of operations and significant accounting policies (continued)

Recent accounting pronouncement: The Financial Accounting Standards Board (FASB) has established the Accounting Standards Codification (Codification or ASC) as the authoritative source of generally accepted accounting principles (GAAP) recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates (ASUs). Company management has reviewed the accounting standards updates issued by the FASB that were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year ending December 31, 2019. Based upon this review, the Company has implemented the pronouncements that require adoption (if any). They have also concluded that the remaining pronouncements have either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Reclassifications: For the statements of cash flows, certain prior year balances have been reclassified to conform to the current year presentations.

Note 2: Furniture, equipment & leasehold improvements

At December 31, 2019 the Company had furniture, equipment and leasehold improvements as follows:

Furniture, Equipment & Leasehold December 31, 2019		
Equipment	$	56,101
Furniture		64,309
Leasehold Improvements		749,644
Less accumulated depreciation		(200,524)
		669,530

Note 3: Related-party transactions

The Company has rent and office expense sharing agreements with its affiliates, SpiderRock Advisors LLC (SRA), CenterStar Asset Management LLC (CSAM) and SpiderRock Platform Services LLC (PLAT). At December 31, 2019 $49,105 and $21,120 is owed from CSAM and PLAT, respectively. The amount owed by CSAM also includes technology, noted below.

The Company provides trading technology and software connectivity to CSAM in addition to the office expense sharing described above

The Company has a service agreement with PLAT whereby the Company licenses the trading technology platform on a per user basis and pays associated port fees. On December 31, 2019 the Company owed PLAT $306,419 which is included in due to affiliate on the statement of financial condition.

Note 4: Lease Commitments

The Company recognizes leases in accordance with FASB ASC Topic 842, *Leases*. That guidance was amended to require nonpublic business entities to recognize a right-of-use asset and a lease liability in the statement of financial condition. The amendment is effective for the Company's fiscal years beginning after December 15, 2018.

The Company leased its current office space starting July 2017 and has a security deposit of $200,000.

The approximate minimum annual rental commitments under noncancelable operating lease is as follows:

Year ending December 31		Amount
2020		245,111
2021		251,239
2022		257,520
2023		288,278
2024		295,485
Thereafter		770,453
	$	2,108,086
Imputed Interest		(429,700)
Lease Liability		1,678,386

Note 5: Indemnifications

In the normal course of business the Company indemnifies and guarantees certain service providers, such as its clearing broker against specified losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Additionally the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown as no claims have yet to be made. The Company expects the risk of obligations for future indemnifications to be remote.

Note 6: Customer Concentration

For the year ending December 31, 2019, the company had three major clients. A client is considered major when the concentration of platform usage fees from that client exceeds 10% of the total platform usage fees. Transactions with the three major clients represent approximately 42% of total platform usage fees revenue for 2019.

Note 7: Concentrations of Credit Risk

The Company maintains certain cash deposits with a financial institution. On occasion, these deposits may exceed the maximum insurance level provided by the Federal Deposit Insurance Corporation. The Company monitors such credit risks and has not experienced any losses related to such risks.

Note 8: Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the Company to maintain minimum net capital equal to the greater of $100,000 or 6-2/3 percent of aggregate indebtedness as defined, and a ratio of aggregate indebtedness to net capital not to exceed 15 to 1. As of December 31, 2019, the Company had net capital of $2,767,483 which was $2,667,483 in excess of its required net capital of $100,000. Its net capital ratio was therefore 0.25 to 1. The minimum net capital requirements may effectively restrict payment of distributions as they are subject to the minimum net capital requirements and notification requirements. The Company is also subject to the net capital rules of the NFA. The Company is required to maintain a minimum net capital under NFA rules of $100,000. Under these rules, the Company had excess net capital of $2,667,483.

Note 9: Subsequent Events

The Company has evaluated subsequent events through February 24th, 2020 noting no material events requiring disclosure.

SpiderRock EXS LLC

Statement of Financial Condition and Accompanying Notes
Available for Public Inspection

December 31, 2019